UNITED STATES BANKRUPTCY COURT
DISTRICT OF DELAWARE

In re: Gottschalks, Inc.

Case No. 09-10157 (KJC)
Reporting Period: April 4, 2010 - May 1, 2010

MONTHLY OPERATING REPORT
File with Court and submit copy to United States Trustee within 20 days after end of month.

Submit copy of report to any official committee appointed in the case.

REQUIRED DOCUMENTS	Form No.	Document Attached	Available Upon Request	Affidavit/Supplement Attached
Schedule of Cash Receipts and Disbursements	MOR-1	X		
Bank Reconciliation (or copies of debtor's bank reconciliations)	MOR-1a		X	
Schedule of Professional Fees Paid	MOR-1b	X		
Listing of bank account numbers and balances		X		
Cash disbursements journals		X		
Statement of Operations	MOR-2	X		
Balance Sheet	MOR-3	X		
Status of Postpetition Taxes	MOR-4	X		
Copies of IRS Form 6123 or payment receipt		N/A		
Copies of tax returns filed during reporting period		N/A		
Summary of Accounts Payables	MOR-4	X		
Accounts Receivable Aging		N/A		
Debtor Questionnaire	MOR-5	X		

I declare under penalty of perjury (28 U.S.C. Section 1746) that this report and the attached documents are true and correct to the best of my knowledge and belief.

J. Gregory Ambro (signature)
Signature of Debtor

May 19, 2010
Date

Signature of Joint Debtor

Date

J. Gregory Ambro (signature)
Signature of Authorized Individual*

May 19, 2010
Date

J. Gregory Ambro
Printed Name of Authorized Individual

Executive Vice President and Chief Operating Officer
Title of Authorized Individual

*Authorized individual must be an officer, director or shareholder if debtor is a corporation; a partner if debtor is a partnership; a manager or member if debtor is a limited liability company.

In re Gottschalks, Inc.

Case No. 09-10157 (KJC)
Reporting Period: April 4, 2010 - May 1, 2010

SCHEDULE OF CASH RECEIPTS AND DISBURSEMENTS [1]

		BANK ACCOUNTS					CURRENT MONTH		FILING TO DATE
	GEN OPER.	STORE WORKING FUNDS	UTILITY DEP	SALES TAX	PROF FEES RESERVE	ALASKA	ACTUAL	PROJECTED [2]	ACTUAL
CASH (LOAN BALANCE) BEGINNING OF MONTH	$ 10,366	$ -	$ 281	$ -	$ -	$ -	$ 10,647	$ 8,119	$ (68,811)
RECEIPTS									
CASH SALES		-					-	-	83,387
CREDIT CARD RECEIVABLES		-					-	-	20,495
LOANS AND ADVANCES		-					-	-	-
SALE OF ASSETS		-					-	1,550	115,828
OTHER RECEIPTS	29						29	-	68,912
TRANSFERS (FROM DIP ACCTS)							-	-	
TOTAL RECEIPTS	$ 29	$ -	$ -	$ -	$ -	$ -	$ 29	$ 1,550	$ 288,622
DISBURSEMENTS									
ADVERTISING		-					-	-	3,223
MERCHANDISE (INCLUDING FREIGHT)		-					-	-	53,228
RENT	5						5	81	14,234
PAYROLL, PAYROLL TAXES, AND BENEFITS	81						81	74	50,785
UTILITIES	15						15	14	4,714
INSURANCE	15						15	-	1,113
SALES AND OTHER TAXES [3]	85						85	151	33,058
GENERAL OPERATING	13						13	26	8,682
FINLAY LICENSE		-					-	-	11,814
FINANCING EXPENSES		-					-	-	3,524
PROFESSIONAL FEES	498						498	250	15,675
OTHER		-					-	-	7,671
TOTAL DISBURSEMENTS	$ 712	$ -	$ -	$ -	$ -	$ -	$ 712	$ 596	$ 207,721
DRAW ON LC		-					-	-	4,648
ADJUSTMENTS		-					-	-	2,522
NET CASH FLOW	$ (683)	$ -	$ -	$ -	$ -	$ -	$ (683)	$ 954	$ 78,775
(RECEIPTS LESS DISBURSEMENTS)									
CASH (LOAN BALANCE)- END OF MONTH	$ 9,683	$ -	$ 281	$ -	$ -	$ -	$ 9,964	$ 9,073	$ 9,964

[1] The cash balances and activity on this schedule represents the following balance sheet items: Unrestricted Cash and Cash Equivalents, Restricted Cash and Cash Equivalents, and Revolver Line of Credit. The balance of the revolver line of credit as of 5/1/10 was $0.
[2] 'Projected' amounts reflect projections per the winddown budget.
[3] Includes the payment of property taxes on owned property.

SCHEDULE OF PROFESSIONAL FEES AND EXPENSES PAID
This schedule is to include all retained professional payments from case inception to current month.

(Actual $)

PAYEE	PERIOD COVERED	DATE OF COURT ORDER AUTHORIZING PAYMENT	AMOUNT APPROVED	AMOUNT PAID		TOTAL PAID TO DATE		TOTAL INCURRED AND UNPAID
				FEES	EXPENSES	FEES	EXPENSES	
O'Melveny & Meyers	4/4/10 to 5/1/10	4/23/2010	289,763	279,541	10,222	4,852,486	129,089	1,124,245
FTI Consulting	4/4/10 to 5/1/10					2,775,212	132,406	260,456
Richards, Layton & Finger	4/4/10 to 5/1/10	3/22/10, 4/26/10	27,395	26,133	1,262	783,997	59,411	57,845
Kurtzman Carson Consultants	4/4/10 to 5/1/10	n/a	n/a	29,971	25,423	1,047,287	113,195	-
Cooley Godward Kronish	4/4/10 to 5/1/10	3/22/2010	51,635	50,102	1,533	632,882	16,825	160,814
Loughlin Meghji & Company	4/4/10 to 5/1/10	4/13/2010	50,660	50,610	50	710,429	824	117,690
Benesch	4/4/10 to 5/1/10	3/22/10, 4/23/10	7,343	6,911	432	144,266	3,065	9,306
GE Capital Third Party Legal [1]	4/4/10 to 5/1/10	n/a	n/a			578,731	5,505	-
Financial Dynamics	4/4/10 to 5/1/10					29,377	-	-
Other	4/4/10 to 5/1/10	3/30/10, 4/27/10	10,855	10,822	33	148,289	540	66,265
TOTAL PAYMENTS TO PROFESSIONALS			$ 437,651	$ 454,090	$ 38,955	$ 11,702,956	$ 460,860	$ 1,796,621

[1] Amounts paid to GE Capital's legal advisors represent disbursements related to advisory work on the Credit Agreement.

In re: Gottschalks, Inc.

Case No. 09-10157 (KJC)
Reporting Period: April 4, 2010 - May 1, 2010

STATEMENT OF OPERATIONS - Income Statement

The Statement of Operations is to be prepared on an accrual basis. The accrual basis of accounting recognizes
revenue when it is realized and expenses when they are incurred, regardless of when cash is actually received or paid.

REVENUES	Month ($ in 000's)	Cumulative Filing to Date ($ in 000's)
Net Sales	-	93,101
Net Leased Department Revenue	-	1,791
Net Credit Revenue	-	1,758
Total Revenues	-	96,650
COST OF GOODS SOLD		
Cost of Goods Sold	-	73,936
Gross Profit	-	22,714
OPERATING EXPENSES		
Advertising	-	2,108
Bad Debts	-	61
Contributions	-	9
Employee Benefits Programs	13	2,356
Insider Compensation	44	1,235
Insurance	15	1,367
Repairs and Maintenance	2	1,447
Rent and Lease Expense	80	4,564
Salaries/Commissions/Fees	16	21,620
Supplies	-	1,920
Taxes	44	3,789
Travel and Entertainment	-	132
Utilities	(5)	1,638
Other (attach schedule)	20	92,392
Total Operating Expenses Before Depreciation	229	134,638
Depreciation/Depletion/Amortization	25	5,409
Net Profit (Loss) Before Other Income & Expenses	(254)	(117,333)
OTHER INCOME AND EXPENSES		
Other Income (attach schedule)	(15)	(4,181)
Interest Expense	-	1,655
Net Profit (Loss) Before Reorganization Items	(239)	(114,807)
REORGANIZATION ITEMS		
Professional Fees	1,132	13,979
U. S. Trustee Quarterly Fees	10	100
Other Reorganization Expenses (attach schedule)	-	2,809
Total Reorganization Expenses	1,142	16,888
Income Taxes	-	76
Net Profit (Loss)	$ (1,381)	$ (131,771)

In re: Gottschalks, Inc.

Case No. 09-10157 (KJC)
Reporting Period: April 4, 2010 - May 1, 2010

STATEMENT OF OPERATIONS - continuation sheet

BREAKDOWN OF "OTHER" CATEGORY	Month ($ in 000s)	Cumulative Filing to Date ($ in 000s)
Other Operational Expenses		
Services Purchased	9	5,625
Unclassified	(4)	(1,119)
Communications	8	670
Postage	0	223
Professional Fees	7	3
Costs capitalized under Uniform Capitalization Rules [1]	0	(1,099)
Gain on Sale of Assets	0	88,045
Store Closure Costs	0	44
Total Other Operational Expenses	**20**	**92,392**
Other Income		
Rental income	(6)	(126)
Miscellaneous income	(9)	(4,055)
Total Other Income	**(15)**	**(4,181)**
Other Reorganization Expenses		
Amortization of DIP loan fees	0	2,809
Total Other Reorganization Expenses	0	2,809

[1] Uniform Capitalization Rules require capitalization of certain indirect buying, handling and distribution costs to align these costs with the related sales.

UNITED STATES BANKRUPTCY COURT
DISTRICT OF DELAWARE

In re: Gottschalks, Inc.

Case No. 09-10157 (KJC)
Reporting Period: April 4, 2010 - May 1, 2010

BALANCE SHEET

The Balance Sheet is to be completed on an accrual basis only. Pre-petition liabilities must be classified separately from postpetition obligations.

ASSETS CURRENT ASSETS	BOOK VALUE AT END OF CURRENT REPORTING MONTH ($ in 000's)		BOOK VALUE PETITION DATE ($ in 000's)	
Unrestricted Cash and Equivalents	$	9,552	$	7,408
Restricted Cash and Cash Equivalents [1]		281		-
Accounts Receivable (Net)		2,890		2,944
Inventories		-		126,552
Prepaid Expenses (attach schedule)		1,874		3,849
Professional Retainers		320		493
Other Current Assets (attach schedule)		6,666		8,216
TOTAL CURRENT ASSETS	$	21,583	$	149,462
PROPERTY AND EQUIPMENT				
Real Property and Improvements		11,810		60,652
Machinery and Equipment		-		61,313
Furniture, Fixtures and Office Equipment		6		89,942
Leasehold Improvements		4,133		65,463
Vehicles		-		420
Construction in progress		-		2,187
Less Accumulated Depreciation		(5,153)		(151,228)
TOTAL PROPERTY & EQUIPMENT	$	10,796	$	128,749
OTHER ASSETS				
Loans to Insiders		-		-
Other Assets (attach schedule)		2,823		5,166
TOTAL OTHER ASSETS	$	2,823	$	5,166
TOTAL ASSETS	$	35,202	$	283,377

LIABILITIES AND OWNER EQUITY *LIABILITIES NOT SUBJECT TO COMPROMISE (Postpetition)*	BOOK VALUE AT END OF CURRENT REPORTING MONTH		BOOK VALUE PETITION DATE	
Accounts Payable		10		
Taxes Payable (refer to FORM MOR-4)		918		
Wages Payable		6		
Rent / Leases - Building/Equipment		1,289		
Secured Debt / Adequate Protection Payments		-		
Professional Fees		1,797		
Amounts Due to Insiders		11		
Other Postpetition Liabilities (attach schedule)		19,839		
TOTAL POSTPETITION LIABILITIES	$	23,870		-
LIABILITIES SUBJECT TO COMPROMISE (Pre-Petition)				
Secured Debt		990		76,069
Priority Debt		-		37
Unsecured Debt		53,116		54,533
Other Pre-petition Liabilities (attach schedule)		351		64,099
TOTAL PRE-PETITION LIABILITIES	$	54,457		194,738
TOTAL LIABILITIES	$	78,327		194,738
OWNER EQUITY				
Capital Stock		137		137
Additional Paid-In Capital		78,007		78,002
Retained Earnings - Pre-Petition		11,987		11,987
Retained Earnings - Postpetition		(131,769)		
Adjustments to Owner Equity (attach schedule)		(1,487)		(1,487)
NET OWNER EQUITY		(43,125)		88,639
TOTAL LIABILITIES AND OWNERS' EQUITY	$	35,202	$	283,377

[1] Restricted Cash and Cash Equivalents represents cash held in a separate account for utility adequate assurance.

In re: Gottschalks, Inc.

Case No. 09-10157 (KJC)
Reporting Period: April 4, 2010 - May 1, 2010

BALANCE SHEET - continuation sheet

ASSETS	BOOK VALUE AT END OF CURRENT REPORTING MONTH ($ in 000's)	BOOK VALUE PETITION DATE ($ in 000's)	
Prepaid Expenses			
Prepaid insurance	107	1,167	
Workers compensation prepaid	1,739	889	
Prepaid advertising	-	219	
Prepaid health and other	28	122	
Prepaid rent	-	-	
Prepaid expenses	-	1,094	
Prepaid property taxes	-	358	
Total Prepaid Expenses	**1,874**	**3,849**	
Other Current Assets			
Supplies	-	1,534	
Workers compensation reserves	6,118	6,118	
Deferred loan fees	-	4	
Other receivables	548	373	
Salary support receivable	-	184	
Other	-	3	
Total Other Current Assets	**6,666**	**8,216**	
Other Assets			
Intangibles - lease rights	-	813	
Investment in partnership	1,861	1,810	
Deposits	962	-	
Straightline lease	-	2,543	
Prepaid rent	-		
Total Other Assets	**2,823**	**5,166**	
LIABILITIES AND OWNER EQUITY	BOOK VALUE AT END OF CURRENT REPORTING MONTH	BOOK VALUE PETITION DATE	
Other Postpetition Prepetition Liabilities			
Other Postpetition Liabilities			
Accrued expenses	2,865		
Gift and merchandise cards	3,595		
Vacation payable	30		
Payroll deductions payable	-		
Sales return reserve	-		[1]
Workers compensation insurance reserves	6,118		[1]
Other insurance reserves	329		[1]
Deferred revenue	2,158		
Deferred rent	-		
Intangibles - lease rights	-		
Fin 48 liability	1,008		
Deferred taxes	3,736		
Capital leases	-		
Total Other Postpetition Liabilities	**19,839**		
Other Prepetition Liabilities			
Accrued expenses		5,162	[2]
Gift and merchandise cards		7,738	[2]
Sales and payroll taxes payable		10,495	[2]
Wages payable		2,030	[2]
Vacation payable	25	2,990	
Payroll deductions payable		304	[2]
Accrued accounting fees	209	520	
Pension liability	97	97	
Other accruals prepetition	20	599	
Store party fund	-	63	
Vendor supported events	-	220	
Sales return reserve		1,663	[1]
Workers compensation insurance reserves		6,118	[1]
Other insurance reserves		259	[1]
Deferred revenue		6,699	
Deferred rent		5,466	
Intangibles - lease rights		208	
Fin 48 liability		1,008	
Deferred taxes		3,512	
Capital leases		8,948	
Total Other Prepetition Liabilities	**351**	**64,099**	
Adjustments to Owner Equity			
Treasury stock	(1,487)	(1,487)	
[1] Represents reserves that are reevaluated on a quarterly basis.			
[2] Represents employee programs that were continued postpetition per Court order.			

UNITED STATES BANKRUPTCY COURT
DISTRICT OF DELAWARE

In re: Gottschalks, Inc.

Case No. 09-10157 (KJC)
Reporting Period: April 4, 2010 - May 1, 2010

STATUS OF POSTPETITION TAXES

The beginning tax liability should be the ending liability from the prior month or, if this is the first report, the amount should be zero.
Attach photocopies of IRS Form 6123 or payment receipt to verify payment or deposit of federal payroll taxes.
Attach photocopies of any tax returns filed during the reporting period.

(Actual $)

	Beginning Tax Liability	Amount Withheld or Accrued	Amount Paid	Ending Tax Liability
Federal				
Withholding	6,911	13,940	(13,940)	6,911
FICA	5,145	6,643	(8,527)	3,261
Unemployment	422	-	(422)	-
Total Federal Taxes	$ 12,478	$ 20,583	$ (22,889)	$ 10,172
State and Local				
Withholding	2,709	5,300	(5,396)	2,613
Sales & Excise	-	-	-	-
Unemployment	2,054	-	(2,054)	-
Real Property	417,330	42,164	(53,834)	405,660
Personal Property [1]	514,098	-	(14,518)	499,580
Workers Compensation	-	-	-	-
Other: Local	-	-	-	-
Total State and Local	936,191	47,464	(75,802)	907,853
Total Taxes	$ 948,669	$ 68,047	$ (98,691)	$ 918,025

[1] Personal Property Taxes are paid on an annual basis.

* Copies of tax returns are available upon request.

SUMMARY OF ACCOUNTS PAYABLE

Attach aged listing of accounts payable.

Note: The Company does not analyze or prepare the aging of its accounts payable.

In re: Gottschalks, Inc.

Case No. 09-10157 (KJC)
Reporting Period: April 4, 2010 - May 1, 2010

ACCOUNTS RECEIVABLE AGING

Accounts Receivable Aging	Amount

Note: The Company does not analyze or prepare the aging of its accounts receivable.

DEBTOR QUESTIONNAIRE

Must be completed each month	Yes	No
1. Have any assets been sold or transferred outside the normal course of business this reporting period? If yes, provide an explanation below.		X
2. Have any funds been disbursed from any account other than a debtor in possession account this reporting period? If yes, provide an explanation below.		X
3. Have all postpetition tax returns been timely filed? If no, provide an explanation below.	X	
4. Are workers compensation, general liability and other necessary insurance coverages in effect? If no, provide an explanation below.	X	
5. Has any bank account been opened during the reporting period? If yes, provide documentation identifying the opened account(s). If an investment account has been opened provide the required documentation pursuant to the Delaware Local Rule 4001-3.		X